Description                                                              Exhibit




A. Translation from Hebrew to English of Immediate Reports                  A
   (the "Report"), which was served on the Israeli
   Securities Authority, The Tel-Aviv Stock Exchange Ltd.
   and the Registrar of Companies, on March 18, 2002, regarding Koor Industries Ltd's announcement of the sale of a substantial portion of Tadiran Ltd. real estate
   (wholly owned subsidiary of Koor).

B. Translation from Hebrew to English of Immediate Reports
   (the "Report"), which was served on the Israeli
   Securities Authority, The Tel-Aviv Stock Exchange Ltd.
   and the Registrar of Companies, on March 19, 2002, regarding Koor Industries Ltd. announcement of the financial results for the fourth quarter and year-end
   2001.